UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________________

FORM N-8F
_______________________________________________

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
Merger
	X	Liquidation
Abandonment of Registration
(Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Miller/Howard High Income Equity Fund

3.	Securities and Exchange Commission File No.: 811-22553

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
	X	Initial Application
Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
45 Pine Grove Ave, Suite 301 Kingston, NY 12401

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Adam W. Smith U.S. Bank Global Fund Services U.S. Bank Center Milwaukee 777 E Wisconsin Ave, Milwaukee WI 53202 (414) 516-1652 adam.smith6@usbank.com

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
Miller/Howard Investments, Inc. 45 Pine Grove Ave, Suite 301 Kingston, NY 12401 (845) 679-9166
U.S. Bancorp Fund Services, LLC 615 East Michigan Street Milwaukee, Wisconsin 53202 (414) 287-3700
NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):
	X	Management company;
Unit investment trust; or
Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):
Open end
	X	Closed end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
Miller/Howard Investments, Inc. 45 Pine Grove Ave, Suite 301 Kingston, NY 12401

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
JonesTrading Institutional Services LLC 32133 Lindero Canyon Road, Suite 208, Westlake Village, CA 91361.

13.	If the fund is a unit investment trust (“UIT”) provide:
	(a)	Depositors’ name(s) and address(es): Not Applicable
	(b)	Depositors’ name(s) and address(es): Not Applicable

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
Yes
	X	No
If Yes, for each UIT state (name, file no. and business address): Not Applicable

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
		X	Yes
No
If Yes, state the date on which the board vote took place: September 9, 2024
If No, explain:
	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
Yes
		X	No
If Yes, state the date on which the shareholder vote took place:
If No, explain: Not Applicable

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
	X	Yes
No
	(a)	If Yes, list the date(s) on which the fund made those distributions: November 22, 2024
	(b)	Were the distributions made on the basis of net assets?
		X	Yes
No
	(c)		Were the distributions made pro rata based on share ownership?
		X	Yes
No
	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not Applicable
	(e)	Liquidations only: Were any distributions to shareholders made in kind? Not Applicable
Yes
		X	No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: Not Applicable

17.	Closed-end funds only: Has the fund issued senior securities?
	X	Yes
No
If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders: Asset coverage per $1,000 indebtedness is calculated by subtracting the Fund’s liabilities and indebtedness not represented by senior securities from the Fund’s total assets, dividing the result by the aggregate amount of the Fund’s senior securities representing indebtedness then outstanding, and multiplying the result by 1,000.

18.	Has the fund distributed all of its assets to the fund’s shareholders?
	X	Yes
No
If No,
	(a)	How many shareholders does the fund have as of the date this form is filed?
	(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
Yes
	X	No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders?

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
Yes
	X	No
If Yes,
	(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
	(b)	Why has the fund retained the remaining assets?
	(c)	Will the remaining assets be invested in securities?
Yes
No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
Yes
	X	No
If Yes,
	(a)	Describe the type and amount of each debt or other liability:
	(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with Merger or Liquidation:
		(i)	Legal expenses: Total Legal Expenses: $140,984 Total legal expenses include the following: Proxy Legal Costs: $0; Tax Opinion: $0; Attorney Fees: $140,984
		(ii)	Accounting expenses: $0
		(iii)	Other expenses (list and identify separately): Transfer Agent fees: $16,640 Tail Insurance (11/24/23 to 11/24/2030): $64,500
		(iv)	Total expenses (sum of lines (i)-(iii) above): $221,944
	(b)	How were those expenses allocated? The fund had only one class of shares (Common). All expenses were allocated to this class.
	(c)	Who paid those expenses? The fund paid all liquidation expenses.
	(d)	How did the fund pay for unamortized expenses (if any)? Not applicable

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
Yes
	X	No
If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?
Yes
	X	No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation: Not Applicable

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
Yes
	X	No
If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:
	(b)	State the Investment Company Act file number of the fund surviving the Merger:
	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number and date the agreement was filed:
	(d)	If the merger or reorganization agreement has not been filed with the Commission, attach a copy of the agreement as an exhibit to this form.